April 4, 2006

Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549-0306
Attn: Karen J. Garnett, Esq.

Re:	NNN 2003 Value Fund, LLC Amendment No. 5 to Registration Statement on Form 10 (Registration Statement No. 000-51295)
Ladies and Gentlemen:
     This letter is submitted on behalf of NNN 2003 Value Fund, LLC, a Delaware limited liability company (the “Company”), in response to the comments provided by the Staff in its letter to the Company dated March 28, 2006 (the “Comment Letter”) with regard to the Amendment No. 5 (“Amendment No. 5”) to the Company’s registration statement on Form 10 (the “Form 10 Registration Statement”), which was initially filed with the Securities and Exchange Commission (the “Commission”) on May 2, 2005.
     The Company’s response below is numbered to correspond to the numbered paragraph in the Comment Letter. For your convenience, we repeat in bold italics, the Staff’s comment prior to the response by the Company.
Appendix A- Revised Prior Performance Tables

1.	We note your response to comment no. 2 and your discussion of the NNN 2004 Notes Program, LLC and NNN 2005 Notes Program, LLC. Please describe these programs to us in more detail. Clarify what you mean by “one or more single purpose borrowers.” Discuss the mechanics of an investment in the Notes Programs and whether investors in the Notes Programs make loans directly to the Notes Programs or to the entity that acquires the real estate.

NNN 2004 Notes Program, LLC (“2004 Notes Program”), offered units of interest (the “Note Units”) in its unsecured note offering. NNN 2005 Notes Program, LLC (“2005 Notes Program”), offered units of interest (the “Note Units”) in its secured note offering. The 2004 Notes Program and 2005 Notes Program (collectively, the “Notes Programs”) were formed for the purpose of making either unsecured or secured loans to one or more single purpose borrowers, who were likely to be and, in fact, were affiliates of Triple Net Properties, LLC, (“Triple Net”). A single purpose borrower is an entity or program formed for the sole purpose of acquiring and holding a real estate property or properties.

An investor in the Notes Programs makes loans to the Notes Programs and not the entity that acquires the real estate. Triple Net Properties is the sole member and manager of the Notes Programs. Triple Net used the net proceeds from the Notes Programs offerings to support its efforts in sponsoring real estate investments by making either unsecured or secured loans to affiliated real estate programs.

Triple Net, as the sole member and manager of the Notes Programs, has guaranteed the payment of all principal and interest on the Note Units held by an investor. The 2004 Notes Program was terminated and all monies due, including principal and interest, were returned to note holders on February 28, 2005. The 2005 Notes Program was terminated and all monies due, including principal and interest, were returned to note holders on March 31, 2006.
* * *
     The Company hereby acknowledges that:
•	the Company is responsible for the adequacy and accuracy of the disclosure in the above-referenced filing and Amendments thereto (together, the “Filing”);

•	Staff comments or changes to disclosure in response to Staff comments in the Filing reviewed by the Staff do not foreclose the Commission from taking any action with respect to the Filing; and

•	the Company represents that it will not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the Federal securities laws of the United States.
     If you have any questions or require any additional information with respect to any of the matters discussed in this letter, please call the undersigned at (714) 667-8252.
     Thank you.

Sincerely,
/s/Andrea R. Biller
Andrea R. Biller, Esq.
(Triple Net Properties, LLC)

cc:	Peter T. Healy, Esq. of O’Melveny & Myers LLP